Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
FirstBTF (the ?Registrant?)

Registration Statement on Form N-1A

Securities Act File No. 21761015and 21761014

Ladies and Gentlemen:
       I am writing on behalf of the above-referenced
Registrant, pursuant to Rule 477(a) under the Securities
Act of 1933, as amended, to request the consent of the U.S.
Securities and Exchange Commission (the ?Commission?) to
the withdrawal of the Registrant?s registration statement
(?Registration Statement?) on Form N-1A filed with EDGAR
submission type N-1A, which was accepted via the EDGAR
system at 09:57 AM. on February 11th , 2021 (Accession No
0001842948-21-000013). A preliminary draft was filed with
material errors
       Therefore, the Registrant respectfully submits this
application for withdrawal of Registrant?s Registration
Statement filed under the EDGAR submission type N-1A.
       Should you have any questions or comments regarding
the filing, please do not hesitate to contact the
undersigned at the number below.
Very truly yours,

/s/Scott Lowry

Scott Lowry
First BTF LLC